EXHIBIT 11

Statement Regarding Computation of Per Share Earnings

SOUTHERN MISSOURI BANCORP, INC. AND SUBSIDIARY
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Year Ended June 30,
	2005	2004	2003

Basic Average shares outstanding	2,225,493	2,277,757	2,334,892
Net income	$104,259	$2,882,901	$2,738,218
Basic earnings per share	$ 0.05	$ 1.27	$ 1.17

Diluted Average shares outstanding	2,225,493	2,277,757	2,334,892

Net effect of dilutive stock options - based on the treasury stock method using the period end market price, if greater than average market price	64,255	57,543	63,468

Total	2,289,748	2,335,300	2,398,360
Net income	$104,259	$2,882,901	$2,738,218
Diluted earnings per share	$ 0.05	$ 1.23	$ 1.14